UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 20, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

HARMONY REALISES VALUE FROM RANDFONTEIN URANIUM ASSETS
Johannesburg. Wednesday 19 December 2007. Harmony Gold Mining Company Limited is pleased to announce that, in line with our stated strategy of realising value for our uranium assets, Randfontein Estates Limited (Randfontein), a wholly oned subsidiary of Harmony, has entered into binding agreements with Pamodzi Resources Fund 1. LLP (PRF), certain of the uranium and gold assets of Randfontein, known as Cooke Section, are to be sold into a special purpose vehicle (Newco).
Newco is a wholly owned subsidiary of ARMgold/Harmony Joint Investment Company (Pty) Limited (Investco), which is in turn a wholly owned subsidiary of Harmony.
Newco and Randfontein have further agreed to enter into a sale agreement, in terms of which the Old Randfontein Section assets are to be sold by Randfontein to Newco.
The purchase price payable by Newco for Cooke Section and the Old Randfontein Section assets shall be US$420 million.
PRF is to acquire a 60% shareholding in Newco from Investco for a purchase consideration of US$252 million, with Harmony retaining a 40% shareholding in Newco.
Issued by Harmony Gold Mining Company Limited
19 December 2007
For more details contact:
Graham Briggs Acting Chief Executive
on +27(0)11 411 2012 +27 (0)83 265 274
or
Amelia Soares General Manager, Investor Relations
on +27 11 411 2314 or +27 (0)82 654 9241
Corporate Office: Randfontein Gold Mine P O Box 1 Randfontein South Africa 1796 T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za
JSE: HAR HAR NYSE: HMY NASDAQ: HMY ISIN No.: ZAE000015228

Rationale for the Proposed Transaction
With the significant increase in the uranium spot price over the past four years from approximately US$10 per pound to the current spot price of more than US$90 per pound, the proposed transaction provides for a new lease of life and value realisation for the Cooke Section. Further highlights of the proposed transaction include:
•	in line with Harmony’s stated “Back to Basics” strategy, a new dedicated executive management team will assume responsibility for developing the uranium potential of Cooke Section;

•	a credible and experienced financial partner, PRF, has been selected to partner with Harmony in pursuance of its uranium strategy;

•	Harmony retains a significant (40%) shareholding in Newco, which provides for future upside participation;

•	with the introduction of PRF as a 60% shareholder in Newco, Harmony is able to realise some of the future potential of Cooke Section upfront;

•	a capital injection into Cooke Section over the next three years will extend the life of the existing gold operations through the joint exploitation of the uranium resource; and

•	through the reprocessing of various dumps within Cooke Section and Old Randfontein Section, a significant amount of environmental rehabilitation will take place.
Future strategy for Newco
Harmony and PRF have agreed on a common strategy for Newco, whereby the initial focus will be to recapitalise and develop the full potential of both the uranium and gold resources at Cooke Section. Newco will be responsible for concluding its own project finance arrangements, to the extent possible. The proceeds of the proposed transaction will be utilised in Harmony’s capital expenditure programme as well as for partial repayment of debt.
Post project development stage, it is currently the intention to publicly list Newco on a recognised securities exchange, which will present an attractive investment opportunity to investors seeking dual exposure to both uranium and gold.
Terms of the Proposed Transaction
Randfontein has agreed, with effect from the date of successful fulfilment of the conditions precedent to the Transaction Agreements, to sell Cooke Section and the Old Randfontein Section assets as a going concern to Newco for a purchase consideration of US$420 million.
The Cooke Section assets include:
•	Cooke 1,2 and 3 Shafts;

•	Cooke Plant;

•	Fixed Assets;

•	Immovable Property;

•	Goodwill;

•	Stock;

•	New Order Mining Right;

•	New Order Prospecting Right; and

•	Tailing Dumps.
The Old Randfontein Section assets include:
•	Lindum Dumps;

•	Dump 20;

•	the Lindum Dump and Dump 20 Mineral Rights; and

•	the Old Randfontein immovable property.
PRF is to acquire 60% of the shares and claims in Newco for an amount of US$252 million which will be settled in cash in one lump sum. The remaining shareholding of 40% is to be retained by Harmony.

Conditions precedent to the Proposed Transaction
The proposed transaction is subject to, inter alia, the fulfilment of the following conditions precedent:
•	the approval by the Minister of Minerals and Energy and the necessary approvals required in terms of the Minerals and Petroleum Resources Development Act, 2002;

•	the entering into of the Old Randfontein Sale Agreement;

•	the entering into of a written toll milling agreement between Newco and Randfontein, in terms of which the Newco is granted the right to make use of certain of the toll milling capacity at Randfontein’s processing plant known as the “Doornkop Plant";

•	the entering into a shared services agreement between Newco and Randfontein; and

•	the approval by the Competition Authorities in terms of the Competition Act, 1998.
It is anticipated that all conditions precedent will be met in the second quarter of 2008.
Unaudited pro forma financial effects of the acquisition
The table below sets out the unaudited pro forma financial effects of the Proposed Transaction on Harmony. The unaudited pro forma effects are prepared for illustrative purposes only and may not fairly present Harmony’s results, financial position and changes in equity after the Proposed Transaction. It has been assumed for the purposes of the pro forma financial effects that the Proposed Transaction took place with effect from 1 July 2006 for income statement purposes and 30 June 2007 for balance sheet purposes.
The unaudited pro forma financial effects are the responsibility of the directors of Harmony.

		Pro forma
	Before the	after the
	Proposed	Proposed
	Transaction	Transaction	Change (%)
Basic profit – cents per share	86	487	466%
Headline profit – cents per share	43	63	46%
Net asset value (“NAV”) – cents per share	5 902	6 291	7%
Net tangible asset value (“NTAV”) – cents per share	5 325	5 714	7%
Number of shares in issue	397 910 797	397 910 797
Notes:
I.	The “Before the Proposed Transaction” financial information is based on Harmony’s published audited results for the financial year ended 30 June 2007.

II.	The “Pro forma after the Proposed Transaction” column is based on the assumption that the disposal was effective on 1 July 2006 for basic profit per share and headline profit per share. It is assumed that the cash proceeds from the proposed transaction have been placed on deposit and generated interest at a rate 10.5% per annum before tax.

III.	The “Pro forma after the Proposed Transaction” column is based on the proposed transaction was effective on 30 June 2007 for NAV and NTAV purposes.

Profile of Pamodzi Resources Fund
Pamodzi Investment Holdings (Pty) Limited (Pamodzi) is a fund advisor to PRF, South Africa’s largest private equity fund. With US$1.3 billion in funds available for investment and a strong and experienced management team, PRF is well-positioned as strategic partner to Harmony.
Pamodzi, South Africa’s Black Management Forum Progressive Company of the Year 2007, is a leading diversified investment company. Founded in 1996 by black South African professionals and entrepreneurs, the company has raised more than R16 billion in debt and equity over the past decade, of which R12 billion has come from offshore investors.
Since inception, the company has built a solid reputation in local and international markets for bringing strategic value to its investments and generating superior financial returns.
Overview of Cooke Section
The Cooke 1, 2 and 3 gold mines, which are situated approximately 35 kilometres south-west of Johannesburg, are part of Randfontein. The mines are serviced by an excellent network of mining and civil infrastructure, with electrical power and water readily available. Tailings and waste disposal sites have been identified and are currently in use. The Cooke 3 mine is a historical producer of gold and uranium, with the uranium section closing down in the late 1980’s due to the poor state of the uranium market.
Production commenced at the Cooke 1 mine in 1973, at the Cooke 2 mine in 1977 and in 1983 at the Cooke 3 mine. The underground orebodies are exploited by means of conventional hard rock mining methods involving drilling, blasting, scraping, tramming and hoisting. Ore is currently treated at the Doornkop Plant. This plant comprises Run of Mine (“ROM”) milling, thickening, cyanide leaching, CIP adsorption, carbon elution, electro-winning, smelting, regeneration and tailings disposal. The Dump 20 sand resources are currently treated at the Cooke Plant. Current production for the financial year to June 2007 at Cooke 1 was 386,000 tons treated, yielding 2,354 kg of gold, at Cooke 2 was 349,000 tons, yielding 1,780 kg of gold and treatment at Cooke 3 was 564,000 tons, yielding 2,841 kg of gold.
The surface operation at Cooke Plant treated 811,000 tons of sand, yielding 590 kg of gold. Total gold production planned for the 2007/08 year is 8,425 kg of gold. The Life of Mine (“LOM”) plan for Cooke 1 includes mineable reserves to 2009, for Cooke 2 to 2011 and for Cooke 3 to 2019. However, the Cooke 3 LOM plan only takes into account the current reserve blocks of gold. The dual (gold and uranium) pay limits are expected to increase both the production volumes and the life of the operations. The recent rise in uranium prices has made the uranium resources economical. The tailings dumps will be mined using high-pressure water cannons to re-pulp the slurry, which will then be pumped to processing plants and separated into gold and uranium using a leach process. The location, ease of processing and the dual commodity mix should combine to make Cooke Section a viable, low-cost operation.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 20, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director